

DIVISION OF
CORPORATION FINANCE

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-3561

<u>**VIA FACSIMILE AND U.S. MAIL**</u>

November 1, 2007

Ms. Linda G. Sullivan
Vice President and Controller
Edison International
2244 Walnut Grove Avenue
Rosemead, California 91770

     **Re: Edison International, File No. 1-9936
          Southern California Edison Company, File No. 1-2313
          Form 10-K for Fiscal Year Ended December 31, 2006
          Filed February 28, 2007**

Dear Ms. Sullivan:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time.

          Sincerely,

          William Thompson
          Branch Chief